SIDLEY AUSTIN LLP 2021 MCKINNEY AVENUE, SUITE 2000 DALLAS, TX 75201 +1 214 981 3300 +1 214 981 3400 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES MUNICH NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

bhowell@sidley.com +1 214 981 3418	FOUNDED 1866

April 5, 2017

Via EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Vistra Energy Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed February 14, 2017 File No. 333-215288

Dear Ms. Ransom:

This letter sets forth the responses of Vistra Energy Corp. (the “Company”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 28, 2017 (the “Comment Letter”) concerning Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-215288) (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter, and set forth below each such comment in the Company’s response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Capitalization, page 46

1.	We note that the footnotes to this table generally explain the types of items that are included or excluded from the calculation of Total Funded Debt seen within this table. Please revise your footnotes to provide enough quantified detail about the included or excluded items that a reader can reconcile the debt amounts seen here to your pro forma financial statements or, if applicable, your historical financial statements.

The Company has revised the disclosure on page 46 of the Registration Statement accordingly.

Our Integrated Business Model, page 97

2.	We note your response to comment 18. To the extent there are material risks related to your integrated model, please provide related risk factor disclosure and include a cross-reference here to the disclosure.

While the Company faces various market, financial, economic, regulatory, legislative, operational and ownership risks, which it has described at length in the Registration Statement, including in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” it does not believe any material risks specifically relate to its integrated business model. In fact, we believe the integrated business model is inherently risk reducing relative to pure play retail and wholesale electric businesses as described in detail in the Registration Statement. The Company has included additional cross references to the risk factors on pages 4 and 93 of the Registration Statement.

Executive Compensation

Annual Incentive Plan

Financial and Operational Performance Targets for 2016, page 127

3.	We note that you base your annual incentive bonus for named executive officers on certain financial and non-financial metrics including adjusted EBITDA, nuclear and coal available generation (GwH), and “total cost (O&M/SG&A/Capex).” Please revise your disclosure to provide a discussion of how EBITDA was calculated with an explanation of how the adjustments were calculated. Moreover, please disclose the target, threshold, and superior amount performance metric levels set by your compensation committee for each metric described on your scorecards and the performance levels your executive officers achieved in 2016. Please refer to Item 402(b)(1)(v) and Instruction 5 to Item 402(b) of Regulation S-K.

The Company has updated its disclosure on page 118 of the Registration Statement to disclose the target and actual performance levels for Luminant Adjusted EBITDA and TXU Energy Adjusted EBITDA, as well as a description of how the Company calculates EBITDA for purposes of those metrics.

On pages 122 through 125, beginning with the heading “Annual Incentive Plan,” the Company describes in detail the system used by the Compensation Committee to calculate performance-based cash bonus awards under the EAIP. In that section, among other things, the Company describes (a) the financial and non-financial metrics used in the calculation of such awards, (b) the weight given to each such metric, (c) the percentage of each Named Executive Officer’s salary awarded on the basis of achievement of varying percentages of the target performance level for each metric, (d) the process undertaken to determine the individual performance modifier for each Named Executive Officer, (e) the target EAIP award for each named executive officer and (f) the actual awards granted by the Compensation Committee for 2016. In addition, the Company has updated its disclosure on pages 124 and 125 to describe qualitatively the key factors the Compensation Committee considered in determining the individual performance modifier for each Named Executive Officer. For example, it has described that (1) with respect to Mr. Morgan, his decisive and effective formulation and leadership of the management team and the restructuring of the Company’s support cost functions, and (2) with respect to Mr. Burke, his ability to effectively leverage his credibility and leadership across the Company to retain key employees and focus the Company on the day to day business following the exit from bankruptcy and the support cost restructuring, in each case, heavily factored into the final determination of their respective incentive awards under the EAIP.

The Company has not disclosed the specific target, threshold and superior performance metric levels (other than the EBITDA target levels described above) and does not believe such information is material for an investor to have a fair understanding of how the incentive awards granted under the EAIP for the Named Executive Officers were derived by the Compensation Committee. As the Company has described on page 124, the final annual cash incentive bonus for each Named Executive Officer is calculated as (i) the business unit payout percentage multiplied by (ii) such officer’s target incentive level, which is computed as a percentage of annualized base salary (and is disclosed in the Registration Statement), the result of which is multiplied by (iii) the officer’s individual performance multiplier. The business unit payout percentage is an amalgamation of the various separately measured and weighted performance metrics, no one of which, nor any measure of achievement thereunder, is material to an understanding of the basis of the cash bonuses awarded.

Moreover, the Company believes that disclosure of the specific target, threshold and superior performance metrics (other than the EBITDA target levels) is not required because disclosure of such data would likely be viewed by the market and the Company’s competitors as projections of its future performance, thereby providing third parties with information that would cause the Company competitive harm in addition to market confusion. Instruction 4 to Item 402(b) of Regulation S-K provides that registrants “are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.” The Company currently maintains, and intends in the future to maintain, its target, threshold and superior performance metrics as confidential. To disclose this specific information would provide the Company’s competitors, customers and other third parties with detailed information that is not currently publicly available. This information will provide such persons with unfair bargaining leverage afforded by a detailed insight into the Company’s strategic goals, as well as unfair insight into the expectations for management regarding the business of the Company. In addition, such detailed information could be used by competitors, customers and third parties with whom the Company seeks to do business to modify their business practices to the detriment of the Company, alter their proposed terms and conditions in prospective business transactions and otherwise gain a competitive advantage and insight into the economic drivers of the operations of the Company. Furthermore, the target, threshold and superior performance metrics may be materially different across performance periods, or changed within a particular performance period, in the discretion of the Compensation Committee, in order to reflect unforeseen events that occur, including, among other things, acquisitions, divestitures, major capital investment programs and other changes required by U.S. GAAP.

The Company undertakes to revisit these disclosures in future filings and disclose any additional information regarding EAIP awards that is material, is not competitively harmful to the Company and would assist investors in understanding the basis for the Company’s EAIP awards.

Individual Performance Modifier, page 128

4.	We note that the compensation committee considers “objective and subjective criteria” when analyzing the individual performance of named executive officers to determine a named executive officer’s IPM. Please describe the elements of individual performance and/or contributions that are taken into account to determine the individual performance modifier. Please see Item 402(b)(2)(vii) of Regulation S-K.

The Company has updated the disclosure on pages 124 and 125 to address the key factors of individual performance that the Compensation Committee took into account in determining the individual performance modifier for each Named Executive Officer during the periods presented.

5.	We note the formula for calculating a named executive officer’s final annual cash incentive bonus and that the compensation committee approves an individual performance modifier for each executive officer in its sole discretion. Please discuss any discretion the compensation committee has in granting compensation absent attainment of relevant performance goal(s) or in reducing or increasing the size of the company’s annual incentive bonus. Please see Item 402(b)(2)(vi) of Regulation S-K.

The Company has updated the disclosure on page 124 to address the discretion exercisable by the Compensation Committee accordingly.

Director Compensation, page 137

6.	For each director, disclose by footnote whether the grant date fair value of each equity award was computed in accordance with FASB ASC Topic 718 and the aggregate number of stock awards outstanding at fiscal year-end. Please refer to Item 402(k)(2)(iii) of Regulation S-K and Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

The Company has updated the disclosure on pages 133 and 134 accordingly.

Interim Financial Statements for the Quarterly Periods Ended September 30, 2016 and 2015

Note 6. Impairment of Long-Lived Assets, page F-97

7.	Please refer to pro forma adjustment (v) as described on page 61 and your response to comment 24 and respond to the following:

•	We note in your response to comment 24 that the undiscounted cash flows exceeded the carrying value of your Comanche Peak and Oak Grove assets by $11.2 billion at December 31, 2015; however, you were aware that the fair value was less than the carrying amounts and you expected a reduction in carrying amount when applying fresh-start reporting. Please tell us in more detail why the fair value of these facilities was less than the carrying amounts at December 31, 2015 and during the nine months ended September 30, 2016.

The Company noted in its response to comment 24 in the previous comment letter provided by the Staff that the fair value of the Comanche Peak and Oak Grove power generation facilities were lower than the carrying amount of those assets at December 31, 2015 and September 30, 2016. The primary reason for the lower fair value relates to a decrease in long-term wholesale power price forecasts since 2007. The carrying value of the Comanche Peak and Oak Grove assets, prior to the Company’s most recent fresh start valuation exercise, were determined by application of the fair value measurements under ASC 805, Business Combinations, as part of a business combination involving the Predecessor that occurred in October 2007. At that time, the fair value measurements of the power generation facilities utilized an income valuation approach based on a discounted cash flow model. The discounted cash flow model utilized wholesale power price forecasts, based on prevailing market information at that time, which were substantially higher than values utilized in more recent measures. For example, long-term power price forecasts for ERCOT wholesale power ranged from $60 to over $100 per megawatt hour in the October 2007 valuation exercise. In comparison, long-term power price forecasts for ERCOT wholesale power that were utilized in the impairment analysis by the Predecessor involving the same assets in December 2015 ranged between $25 and $70 per megawatt hour. This reduction in long term power prices since 2007, when the carrying value was established, is the primary reason why the fair values of these assets were less than their carrying values at December 31, 2015 and September 30, 2016. However, as noted in the Company’s response to comment 24 in the previous comment letter provided by the Staff, neither the Oak Grove nor Comanche Peak generation assets were impaired under ASC 360 because the undiscounted cash flows for those assets exceeded their respective carrying values at December 31, 2015 by a significant margin.

•	Please tell us how you determined the fair value of your fixed assets, which we understand predominately consist of your Comanche Peak nuclear facility and Oak Grove lignite/coal fueled generation facility, upon your adoption of fresh-start reporting. In doing so, tell us whether a third party valuation expert was used and which valuation methods were used, as well as any significant assumptions.

The Company determined the fair value of its fixed assets by engaging a third-party valuation expert to assist in the valuation work for its assets (both tangible and intangible) related to its adoption of fresh start reporting in October 2016. That expert utilizes several valuation approaches in determining the fair values of Company assets, including income approach, market approach and cost approach determinations. For the Company’s long-lived power generation facilities, the Company relies on an income approach determination based on discounted cash flow models that forecast the cash flows of the related asset over its respective useful life. Significant estimates and assumptions utilized in those models include: (1) long-term wholesale power price forecasts, (2) long-term fuel cost forecasts, (3) costs of emission credits required, if needed, (4) expected generation volumes based on prevailing forecasts and expected maintenance outages, (5) operations and maintenance costs, (6) capital expenditure forecasts and (7) risk-adjusted discount rates based on the cash flows produced by the specific generation asset.

•	Assuming that you used a discounted cash flow methodology in determining the fair value of the Comanche Peak and Oak Grove facilities upon adoption of fresh-start reporting, please tell us the amount by which the undiscounted cash flows exceeded the carrying value at that time. If the amount significantly differs from the $11.2 billion calculated as of December 31, 2015, please provide us with a reasonably detailed explanation of the reasons for the change in the amount of cushion. In doing so, tell us whether any of the significant assumptions or the discount rate used in calculating future cash flows changed from the calculation performed as of December 31, 2015.

As part of the fair value measurement of the Company’s Comanche Peak and Oak Grove power generation facilities upon adopting fresh-start reporting in October 2016, the Company performed a fair value measurement based on discounted cash flow models. At that time, the undiscounted cash flows of those assets exceeded their carrying values by approximately $8.7 billion. Given that the undiscounted cash flows, both at December 31, 2015 and October 3, 2016, were more than double the carrying value of the respective assets at those dates, the Company does not believe the excess undiscounted cash flow amounts differ significantly at those two dates. Further, the Company believes that the fact that the undiscounted cash flows exceeded the carrying values of these assets by a significant amount at September 30, 2016, pursuant to the guidance required by ASC 360, an impairment test for these assets was not required at September 30, 2016.

Should you have any questions with respect to the foregoing or require further information, please contact the undersigned at (214) 981-3418.

Very truly yours,

/s/ William D. Howell

William D. Howell

cc:	Curtis A. Morgan Vistra Energy Corp. Stephanie Moore
Vistra Energy Corp.

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